 Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

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Shareholders Approve all Resolutions on the Agenda of Ternium’s Annual General Meeting

Luxembourg, May 3, 2017 – The annual general meeting of shareholders of Ternium S.A. (NYSE: TX), which was held today in Luxembourg, approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2016 and the proposed dividend of USD0.10 per share (USD1.00 per ADS). The dividend will be paid on May 12, 2017, and the corresponding record date will be May 9, 2017.

In addition, the shareholders re-elected Ubaldo José Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous Vargas, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustín Novegil as members of the board of directors to serve until the next annual shareholders meeting that will be convened to decide on the 2017 accounts. The meeting also re-appointed PricewaterhouseCoopers, Societé coopérative, Cabinet de révision agréé, as Ternium’s independent auditor for the 2017 fiscal year.

The board of directors subsequently re-appointed Paolo Rocca as its chairman and Daniel Agustín Novegil as Ternium’s chief executive officer, and confirmed Ubaldo José Aguirre, Vincent Robert Gilles Decalf and Adrián Lajous Vargas as members of the board’s audit committee, with Mr. Aguirre to continue chairing that committee. All three members of the audit committee qualify as independent directors under our articles of association.

For a summary of the resolutions adopted at the meetings, please see the report on Form 6-K submitted to the U.S. Securities and Exchange Commission, available through http://www.sec.gov/.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.